Exhibit 12

Exhibit (12) * to Report

on Form 10-K for Fiscal

Year Ended June 30, 2006

by Parker-Hannifin Corporation

Computation of Ratio of Earnings to Fixed Charges

as of June 30, 2006

	Fiscal Year Ended June 30,
	2006	2005	2004	2003	2002
EARNINGS
Income from continuing operations before income taxes	$899,958	$738,271	$472,956	$286,608	$218,036

Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	71,278	62,482	67,183	75,068	75,994
Amortization of deferred loan costs	1,888	1,457	2,293	1,786	1,357
Portion of rents representative of interest factor	25,609	21,507	21,213	20,585	20,509
Equity share of losses of companies for which debt obligations are not guaranteed	897			2,895	6,078
Amortization of previously capitalized interest	304	280	291	291	297

Income as adjusted	$999,934	$823,997	$563,936	$387,233	$322,271

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$71,278	$62,482	$67,183	$75,068	$75,994
Amortization of deferred loan costs	1,888	1,457	2,293	1,786	1,357
Portion of rents representative of interest factor	25,609	21,507	21,213	20,585	20,509

Fixed charges	$98,775	$85,446	$90,689	$97,439	$97,860

RATIO OF EARNINGS TO FIXED CHARGES	10.12x	9.64x	6.22x	3.97x	3.29x

Note: Certain amounts presented, as applicable, have been restated to reflect a business divested in August 2005 as discontinued operations.